Greg Carney Counsel greg.carney@dentons.com D +1 213 243 6105	Dentons US LLP 601 South Figueroa Street Suite 2500 Los Angeles, CA 90017-5704 United States dentons.com

May 9, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	MYnd Analytics, Inc. Form 10-K for the Year Ended September 30, 2018 Form 10-Q for the Quarterly Period Ended December 31, 2018 File No. 001-35527

Dear Mr. Killoy:

On behalf of our client, MYnd Analytics, Inc. (the “Company” or the “Registrant”), we are submitting herewith written responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) delivered by way of its letter dated May 2, 2019 (the “Comment Letter”) with respect to the Registrant’s Form 10-K for the Fiscal Year Ended September 30, 2018 and Form 10-Q for the Quarterly Period Ended December 31, 2018 (collectively, the “Reports”). Set forth below are the Registrant’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Form 10-K for the Fiscal Year Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview for the Fiscal Year Ended September 30, 2018 and 2017

Revenues, page 49

1.	Please revise to provide a robust discussion explaining the specific reasons and factors contributing to material increases in neurometric services revenues and telepsychiatry services revenues during the periods presented.

Response: The Registrant undertakes to provide more detailed disclosure explaining the reasons and factors contributing to material increases in neurometric services revenues and telepsychiatry services revenues during the periods presented (and the Registrant’s subsidiary Telemynd, Inc. also undertakes to include the same disclosure in the MD&A section of the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission).

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 9, 2019 Page 2	dentons.com

For example, when discussing the Registrant’s revenues for the year ended September 30, 2018 compared against the year ended September 30, 2017, the more detailed disclosure would explain that [additional resources] resulted in increases of neurometric services revenue and that the sharp increase of telepsychiatry revenues in 2018 was due to the Registrant only commenced its telepsychiatry services in the three month period ended December 31, 2017. The disclosure would read substantially as follows:

“Our neurometric services revenues increased to $263,700 for the year ended September 30, 2018 from $128,500 for the year ended September 30, 2017. Revenues for neurometric services increased as a result of additional Peer reports ordered by doctors which resulted in increased payments from medical payors and patients. The increased number of Peer reports was the result of the devotion of additional resources during the year ended September 30, 2018 for marketing relating to Peer report services. Our telepsychiatry revenues increased to $1,051,800 for the year ended September 30, 2018 from no such revenues for the year ended September 30, 2017. We had no telepsychiatry services revenue during the year ended September 30, 2017 because we only began operating our telepsychatry services business (i.e. our Arcadian business) during the three months ended December 31, 2017.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Variable Interest Entities (VIE), page 68

2.	We note that during the fiscal year 2018 Arcadian Services entered into management and service agreements with four individual entities. We also note that you consolidated these variable interest entities since you are the primary beneficiary. Please tell us how you comply with the requirements to (a) present assets and liabilities of the VIEs on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25 and (b) provide other VIE disclosures required by ASC 810-10-50. Revise your disclosures as appropriate. In addition, please disclose the amount of retained earnings or net income of VIEs that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

Response: a. ASC 810-10-45-25

The Registrant notes the requirements of ASC 810-10-45-25 that provide that it should present assets and liabilities of the VIEs on the face of its consolidated balance sheets. However, the Registrant notes that there are no assets representing collateral of VIE entities and no liabilities that have recourse to the general credit of the Registrant which would need to be included on the face of Registrant’s financial statements. The Registrant undertakes to include in future reports filed with the Commission updated disclosure in the Registrant’s notes to the financial statements to clarify that position (and the Registrant’s subsidiary Telemynd, Inc. undertakes to include such disclosure in the Registrant’s financial statements contained in the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission) in substantially the form set forth below:

“In accordance with management service agreements entered into between the Company and medical professional corporations and associations in compliance with regulatory requirements within certain states, the Company has the power to direct activities of the VIE’s and may transfer assets from the individual VIEs to the Company. Therefore, the Company considers that there are no assets in any of the consolidated VIEs that may be relied upon to settle obligations of these entities to third parties. Furthermore, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities to third parties of the VIEs. Finally, none of the professional corporations or associations have purchased equipment nor are they responsible for handling cash or accounts receivable.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 9, 2019 Page 3	dentons.com

There is no explicit or implicit arrangement that requires the Company to provide financial support to the VIE, including events or circumstances that could expose the Company to a loss. For the six months ended March 31, 2019 and 2018, the Company did not provide, nor does it intend to provide in the future, any financial or other support either explicitly or implicitly during the periods presented to its variable interest entities. In addition, there are no restrictions on the net income earned by the VIEs. The Company allocates all of the net income earned to the primary owner of the VIE. As part of the operating agreement with the VIE, the Company will be reimbursed for all cost incurred related to operating the VIE in addition to a management fee charged for oversight. For the six months ended March 31, 2019 and 2018, no net income was allocated to the VIEs.

In addition, to the extent that the VIE is not a shareholder of the Company, the Company has not paid any dividends to the VIEs from inception to date and there are no dividend obligations within the management services agreement entered into with the medical professional corporations and associations.”

b.	ASC 810-10-50

The Registrant has considered the additional disclosure requirements of ASC 810-10-50 regarding variable interest entities. The principal objectives of the disclosures are to provide financial statement users with an understanding of the following:

1.              The significant judgments and assumptions made by a reporting entity in determining whether it must do any of the following:

a.              Consolidate a variable interest entity; or

b.              Disclose information about its involvement in a variable interest entity.

2.              The nature of restrictions on a consolidated variable interest entity’s assets and on the settlement of its liabilities reported by a reporting entity in its statement of financial position, including the carrying amount of such assets and liabilities.

3.              The nature of changes in, and the risks associated with, a reporting entity’s involvement with the variable interest entity.

4.              How a reporting entity’s involvement with a variable interest entity affects the reporting entity’s financial position, financial performance, and cash flows.

A primary beneficiary of a variable interest entity shall also disclose all of the following:

a.              The nature, purpose, size, and activities of the VIE;

b.              The carrying amount and classification of consolidated assets that are collateral for the VIE’s obligation; and

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 9, 2019 Page 4	dentons.com

c.               Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary.

The Registrant notes that the guidance set forth in 810-10-50-9 states that that information about two or more VIEs may be reported in the aggregate for similar entities if separate reporting would not add material information. Accordingly, the Registrant believes that, the disclosure provided complies with this guidance because separate reporting for each VIE would not add material information. Nevertheless, the Registrant proposes revisions to its disclosure to ensure compliance with the requirements of ASC 810-45-25 (as provided for above) to note specifically that there are no assets representing collateral of VIE entities and no liabilities resulting in recourse to the general credit of the Registrant. Please see the suggested disclosure above for the Registrant’s proposed disclosure that it would undertake to include in future reports filed with the Commission.

In addition, the Registrant’s subsidiary, Telemynd, Inc., undertakes to include such disclosure in the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission.

c.       Rule 4-08 (e)(1)

Rule 4-08 (e) (1) of Regulation S-X requires disclosure related to the most significant restrictions of the issuer’s payment of dividends. The Registrant is proposing to include the disclosure below in in future reports filed with the Commission. In addition, the Registrant’s subsidiary, Telemynd, Inc., undertakes to include such disclosure in the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission and in substantially the form set forth below:

“In addition, to the extent that the VIE is not a shareholder of the Company, the Company has not paid any dividends to the VIEs from inception to date and there are no dividend obligations within the management services agreement entered into with the medical professional corporations and associations.”

6. Stockholders’ Equity, page 77

3.	We note your disclosure here that you issued purchase notices to Aspire Capital to purchase 1,180,000 and 884,671 common shares under the first and second purchase agreements respectively. We also note that you issued 2.5 million common shares to Aspire Capital for entering into the second purchase agreement. Please reconcile the shares issued to Aspire Capital disclosed here to the statement of changes in equity on page F-5 and revise your disclosures as appropriate.

Response: The Registrant issued 250,000 shares of common stock to Aspire Capital for entering into the Second Purchase Agreement and not 2.5 million shares as referenced in the comment above and on page F-18 of the Registrant’s financial statements in its Annual Report on Form 10-K. The tables in the Consolidated Statements of Changes in Equity on page F-5 therein correctly reflect the issuance of the 250,000 shares to Aspire. In future reports filed with the SEC, the Registrant undertakes to reference the correct number of shares issued to Aspire Capital for entering into the Second Purchase Agreement. Likewise, the Registrant’s subsidiary, Telemynd, Inc., will revise the disclosure in the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission to refer to the correct number of shares issued to Aspire Capital.

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成

Michael Killoy May 9, 2019 Page 5	dentons.com

Form 10-Q for the Quarterly Period Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Three Months Ended December 31, 2018 and 2017

Cost of Revenues, page 35

4.	We note that the cost of revenues for neurometric services represents approximately 8% and 92% of neurometric services revenues for the three months ended December 31, 2018 and 2017 respectively, and approximately 50% of neurometric services revenues for the year ended September 30, 2018. Please expand your discussion to disclose the business reasons for the significant changes in cost of revenues relating to neurometric services and telepsychiatry services during the periods presented.

Response: The Registrant undertakes to include more detailed disclosure on the business reasons for the significant changes in cost of revenues relating to neurometric services during the periods presented, and as appropriate with respect to future periods The Registrant’s subsidiary, Telemynd, Inc., will revise the disclosure in the information statement attached as an exhibit to Telemynd’s Registration Statement on Form 10 currently on file with the Commission to provide similar detailed disclosure.

For example, when discussing cost of revenues for neurometric services for the for the three months ended December 31, 2018 and 2017, the Registrant’s disclosure will read substantially as follows:

“Our cost of revenues for neurometic services represents approximately 8% and 92%, respectively, of neurometric services revenues for the three months ended December 31, 2018 and 2017, respectively and approximately 50% of neurometic service revenues for the year ended September 30, 2018. The cost for neurometric services fluctuates as the Company pays fees to third party providers for EEG services as a cost for its Peer reports. In most cases, fees for Peer reports are billed to patients’ insurance carriers for which the Company does not recognize as revenues until they are ultimately collected. Historically, the Company has experienced a low collection rate while most claims are collected in excess of 90 days from billing. Therefore, there will be timing differences between payment of services (cost of revenues) and receipt of payment (revenues) which will not reflect evenly in the Company’s Statement of Operations resulting in the significant fluctuations in revenues for the periods presented.”

Please advise us as soon as possible if the staff has any further comments relating to the Registrant’s Reports. You can contact the undersigned at (213) 243-6105 or Jeffrey Baumel at (973) 912-7189. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ Greg Carney
Greg Carney
Counsel
Dentons US LLP

cc:	Patrick Herguth Chief Executive Officer

Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners ► 大成